82-35029

RECEIVED

2008 MAR 18 P 12:19

17 March 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

[redacted]

08001348

SUPPL

Dear Sirs

Westfield Group (ASX: WDC)
Cancellation of Series G Special Options

Westfield America, Inc. has repurchased the balance of 307,729 outstanding shares of its Series G Cumulative Convertible Redeemable Preferred Stock (Series G Preferred Stock) from Security Capital Preferred Growth Incorporated for US $174.4 million. The repurchased shares were exchangeable for 10,666,886 stapled securities in the Westfield Group.

As a consequence of the repurchase of the 307,729 Series G Preferred Stock, the equivalent number of Series G Special Options in Westfield America Trust have been cancelled for no consideration. Consequently, there are no longer any Series G Special Options on issue in the Trust.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

END